February 25, 2008

BY COURIER AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	Christopher White,
Branch Chief Accountant
	Re:	Torrent Energy Corporation
Form 10-K for the Fiscal Year Ended March 31, 2007
Filed July 16, 2007
File No. 0-19949

Dear Mr. White:

Thank you for your letter of January 11, 2008 with respect to the above-referenced Form 10-K (the “Form 10-K”) filed by Torrent Energy Corporation (the “Company”). Further to our initial response dated January 23, 2008, we submit herewith our final response and file four blacklined copies of our amendments to the Form 10-K. Furthermore, we respectfully amend our initial response to include the following representations:

In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company many not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Torrent Energy Corporation    600 – 666 Burrard Street, Vancouver, BC V6C 2X8    Office: 604.639.3118    www.torrentenergy.com

We look forward to any further comments you may have in regard to the amended Form 10-K or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly at 503-224-0072

Yours truly,

TORRENT ENERGY CORPORATION

Per: /s/ Peter Craven
        Peter Craven
        Chief Financial Officer

Torrent Energy Corporation    600 – 666 Burrard Street, Vancouver, BC V6C 2X8    Office: 604.639.3118    www.torrentenergy.com